NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                         Three Months Ended
                                             August 31,
                                         __________________

                                        2002          2001
                                        ____           ____

                                           (in millions)

Net (loss) income                      $(48.9)        $199.2
Income taxes                            116.9          110.0
Cumulative effect of accounting change  266.1            5.0
                                       ______         ______

      Income before income taxes and
        accounting change               334.1          314.2
                                       ______          _____

Add fixed charges
      Interest expense (A)               10.9           13.8
      Interest component of leases (B)   15.1           12.7
                                       ______         ______

Total fixed charges                      26.0           26.5
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $359.7         $339.9
                                       ======         ======
Ratio of earnings to total fixed
      charges                            13.8           12.8
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.